

USPS REGISTERED MAIL TRACKING #: RB623177237US, USPS RETURN RECEIPT #: 9590 9402 6407 0303 3998 93

ALEX WAYNE DUNCAN
275 WEST HILLS DRIVE APARTMENT 2
HATTIESBURG, MISSISSIPPI 39402
(601) 596-9442

MARCH 28, 2022

American Depositary Share
Evidenced by American Depositary Receipt
for deposited ordinary share of
<u>ALEX WAYNE DUNCAN</u>

Greetings To Whom These Presents May Come:

This cover letter is to refer to the Registration Statement on Form F-6 (the “Registration Statement”) to be filed with the Security and Exchange Commission (the “SEC”) by the legal entity issuing American Depositary Share (“ADS”) as hereinafter for the purpose to registering under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Please find enclosed the following documents: The Eligibility Questionnaire, a CUSIP Information Sheet, an International Documentary Collection Instructions Documents Against Payment, an International Documentary Collection Documents Against Payment, a Federal Reserve Official Authorization List, a Resolution Authorizing and Institution to Open and Maintain and Use Services along with a Fingerprint Card submitted by the Authorized Signatory of the Corporation for this transaction, a Certified Copy of DEPOSITORY TRUST COMPANY IRREVOCABLE POWER OF ATTORNEY, Forrest County Chancery Court Records, Forrest County, MS, Book # 1389 Page # 512-513, filed on 03/07/2022, a Certified Copy of FEDERAL RESERVE BANK OF ST. LOUIS and FEDERAL RESERVE BANK OF NEW YORK IRREVOCABLE POWER OF ATTORNEY, Forrest County Chancery Court Records, Forrest County, MS, Book # 1389 Page # 514-515, filed on 03/07/2022, and a Form COL Violation Warning Denial of Rights Under Color of Law for any and all persons past, present, and future for deprivation of rights, life, liberty, and property guaranteed and protected by The Constitution of the United States of America and the laws of the United States, under color of law, pursuant to 18 U.S.C. § 242, which serves as public, legal notice and warning to any and all persons, public and private. The amount to be registered is (1) share American Depositary Share (the “ADS”) at 5,000,000.00 proposed aggregate price per unit. The proposed offering price is 5,000,000.00 to issue by ALEX WAYNE DUNCAN Corporation as the Depositary Bank Pledged/Endowed to THE ALEX WAYNE DUNCAN TRUST, with bank coordinates as follows: BANCORPSOUTH BANK, routing #: 084201278, and account #: XXXX8690. ALEX WAYNE DUNCAN, is a corporation organized under the laws of MISSISSIPPI (the “Company”), and Holders and Beneficial Owners from time to time of ADS issued thereunder. The American Depositary Share (“ADS”) will represent one (1) ordinary share of the Company (the “Share”) with the standing value as indicated on the Registration Statement.

Based upon and subject to the foregoing, the American Depositary Share covered by the Registration Statement, when evidenced by American Depositary Receipts that are duly executed and delivered by the Depositary and issued in accordance wit.

Nothing contained herein or in any document referred to herein is intended by this company to be used, and the addressee hereof cannot use anything contained herein or in any document referred to herein, as “tax advice” (within the meaning giving to such term by the U.S. Internal Revenue Service (“IRS”) in IRS Circular 230 and any related interpretative advice by the IRS in respect of IRS Circular 230 prior to the date hereof, and hereinafter used within such meaning and interpretative advice).

The foregoing is limited to the laws of the State of New York, and is not illustrating as to the effect of the laws of any other jurisdiction(s), and the ADS or any other associated securities of ALEX WAYNE DUNCAN Corporation currently are not placed on any American or foreign exchange(s).

I hereby consent to the use of this letter instruction to the above-mentioned Registration Statement. In giving such consent, we do not admit thereby that I am within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

By: <u>/s/ Alex Wayne Duncan</u>
Authorized Signatory, Principal

ALEX WAYNE DUNCAN CORPORATE SEAL 1982 MISSISSIPPI

THE DEPOSITORY TRUST COMPANY (DTC) ELIGIBILITY QUESTIONNAIRE
DTC is a subsidiary of The Depository Trust & Clearing Corporation

To make a new issue of securities DTC eligible, the completed questionnaire and a copy of the offering statement/prospectus (preliminary or final) must be submitted to DTC's Underwriting Dept. at least 10 business days prior to the issue's closing date. If complete CUSIP INFORMATION (CUSIP numbers, interest rates, and final maturities) is not included with the questionnaire, please provide to DTC in writing at least seven business days prior to the closing date. (With respect to corporate issues, upon pricing of the issue.)

ISSUE INFORMATION

Please check one of the following:
☐ Municipal ☑ Corporate ☐ Limited Underwriting [1]
☐ ABS ☐ CMO

Please indicate whether or not the issue is a "security" as such term is defined in Article 8 of the New York Uniform Commercial Code. ☑ Yes ☐ No

Please indicate whether or not the issuer is a United Kingdom entity.
☑ Yes ☐ No

Please check at least one of the following, the issue is:

☑ Registered with the SEC
☑ Eligible for resale under Rule 144A [2] of the '33 Act
☑ Eligible for resale under Regulation S of the '33 Act
☐ Issuer relying on Section 3(c)(7) of the '40 Act
☐ Exempt under Rule 3(a)(2) of the '33 Act
☐ Exempt under another exemption(s); indicate exemption(s): _____

Issuer Name/Issue Description: *ALEX WAYNE DUNCAN*
SOCIAL SECURITY BOND # H13374691

State of Incorporation or Municipality: *1238241359 MS*

Issue Principal/Offering Amount: _____

Share Quantity: _____

Closing Date: *03* / *28* / *2022*

Is this a Book-Entry-Only issue (with no certificates available to investors)?
☑ Yes ☐ No (If yes, a Letter of Representations is required.)

Does this issue contain a put/tender feature? ☑ Yes ☐ No (If yes, for certificated issues a Tender Letter of Representations is required).
1238241359 MS

CONTACT INFORMATION

Alex Wayne Duncan
Lead Underwriter

Alex Wayne Duncan *(601) 5969442*
Lead Underwriter Contact   Phone

DTC Participant account number to be credited at the time of

closing: _____

If Lead Underwriter is not a DTC Participant, please provide clearing DTC Participant contact information.

FRB OF NEW YORK *(212) 7205000*
Clearing DTC Participant Contact   Phone

CONTACT INFORMATION (Continued)

BANCORPSOUTH BANK
Transfer Agent

_____ *(601) 5456800*
Transfer Agent Contact   Phone

Alex Wayne Duncan
Paying Agent

Alex Wayne Duncan *(601) 5969442*
Paying Agent Contact   Phone

Alex Wayne Duncan
Issuer's Counsel

Alex Wayne Duncan *(601) 5969442*
Issuer's Counsel Contact   Phone

Alex Wayne Duncan
Remarketing Agent (provide if applicable to the issue)

Alex Wayne Duncan *(601) 5969442*
Remarketing Agent Contact   Phone

Alex Wayne Duncan
Tender Agent (provide if applicable to the issue)

Alex Wayne Duncan *(601) 5969442*
Tender Agent Contact   Phone

DELIVERY OF SECURITIES

Will the securities be eligible as a FAST (Fast Automated Securities Transfer) issue? ☑ Yes ☐ No

If no, provide the date the securities will be delivered
to DTC: _____/_____/_____

Note: Please use the address listed on the CUSIP INFORMATION page to deliver securities to DTC at least one business day before closing. For additional information, please contact DTC's Interface/Underwriting Department at the numbers provided.

SUBMITTED BY [PLEASE CHECK ONE]:
Underwriter   ☑
Financial Advisor   ☐
Clearing DTC Participant   ☐

X *By: :alex-wayne:duncan*
          (Authorized Signature)
without Prejudice, without Recourse

06/00

---

[1] Service available for non-Book-Entry-Only municipal issues with a principal value of $1 million or less.

[2] For non-investment grade issues eligible for resale under Rule 144A, PORTAL eligibility is required. Contact the NASD at (202) 728-8479 to apply for PORTAL.

USPS REGISTERED MAIL TRACKING #: RB623177237US, USPS RETURN RECEIPT #: 9590 9402 6407 0303 3998 93

CUSIP INFORMATION

CUSIP NUMBER	INTEREST RATE	FINAL MATURITY/ EXPIRATION DATE	PRINCIPAL/ OFFERING AMOUNT	TYPE OF ISSUE*	INITIAL OFFERING PRICE (TO THE PUBLIC)
H13374691	2%	03/28/2022	0	144A	5000000

* *C=Capital Appreciation, P=Put, S= Serial, T=Term*

DTC UNDERWRITING DEPARTMENT PHONE NUMBERS:

ISSUE ELIGIBILITY	**(AREA CODE 212)**
CORPORATE	855-3704
MUNICIPAL	855-3782
FAX	855-3726/3728
UNDERWRITING PROCESSING	855-3744/3774
FAX	855-5003
INTERFACE/UNDERWRITING	855-8820/8821
FAX	855-8703/8707
AUTHORIZATION FOR CLOSING	855-3752/3753/3754/3755
FAX	855-3607
DEPARTMENT MANAGERS	855-3793/3733
FAX	855-3726/3728

DTC MAILING ADDRESSES:

UNDERWRITING DEPARTMENT
(To forward issue information)

ATTENTION: ELIGIBILITY DEPARTMENT
THE DEPOSITORY TRUST COMPANY
55 WATER STREET - 19TH FLOOR
NEW YORK, NY 10041-0099

DELIVERY OF SECURITIES
TO DTC (For underwriting distribution only)

ATTENTION: INTERFACE/UNDERWRITING DEPT.
THE DEPOSITORY TRUST COMPANY
55 WATER STREET; 1SL - (UNDERWRITING SECURITIES)
NEW YORK, NY 10041-0099


ALEX WAYNE DUNCAN
CORPORATE
SEAL
1982
MISSISSIPPI



International Documentary Collection Instructions
Documents Against Payment

International Documentary Collection Against Payment or "D/P."

An International Documentary Collection Against Payment is a formal request for payment made by a bank on behalf of its customer. The bank acts solely as an agent and assumes no responsibility for the requested payment.

Collection Instructions:

1. We agree to electronic funds transfer pursuant to The Check Clearing for the 21st Century Act ("Check 21"). All rights reserved. Deprivation of rights, life, liberty, and property guaranteed and protected by The Constitution of the United States of America, under color of law, is strictly prohibited pursuant to and in accordance with 18 U.S.C. § 242.

2. The DEPOSITORY TRUST COMPANY as appointed Irrevocable Power of Attorney and Fiduciary has full authority and responsibility to create, sign, perfect, and file any and all additional documents, instruments, agreements and financing statements necessary or desirable as determined by The DEPOSITORY TRUST COMPANY on behalf of Participant ALEX WAYNE DUNCAN to perfect this transaction, and to secure and maintain good standing and Participant compliance with The DEPOSITORY TRUST COMPANY pursuant to and in accordance with The DEPOSITORY TRUST COMPANY'S Rules, By-Laws and Procedures. See attached DEPOSITORY TRUST COMPANY IRREVOCABLE POWER OF ATTORNEY, Forrest County Chancery Court Records, Forrest County, MS, Book # 1389 Page # 512-513, filed on 03/07/2022. The DEPOSITORY TRUST COMPANY is hereby instructed to accept, file, and transmit the attached documents and funds physically and electronically in the appropriate file and account by <u>**restricted, special deposit,**</u> for Participant ALEX WAYNE DUNCAN in The DEPOSITORY TRUST COMPANY'S correct data system, and to transmit the correct funds for payment to The FEDERAL RESERVE BANK OF ST. LOUIS.

3. The FEDERAL RESERVE BANK OF ST. LOUIS and The FEDERAL RESERVE BANK OF NEW YORK as appointed Irrevocable Power of Attorney and Fiduciary have full authority and responsibility to create, sign, perfect, and file any and all additional documents, instruments, agreements and financing statements necessary or desirable as determined by The FEDERAL RESERVE BANK OF ST. LOUIS and The FEDERAL RESERVE BANK OF NEW YORK on behalf of Participant ALEX WAYNE DUNCAN to perfect this transaction, and to secure and maintain good standing and Participant compliance with The FEDERAL RESERVE BANK pursuant to and in accordance with The FEDERAL RESERVE BANK'S Rules, By-Laws and Procedures. See attached FEDERAL RESERVE BANK OF ST. LOUIS and FEDERAL RESERVE BANK OF NEW YORK IRREVOCABLE POWER OF ATTORNEY, Forrest County Chancery Court Records, Forrest County, MS, Book # 1389 Page # 514-515, filed on 03/07/2022. The FEDERAL RESERVE BANK OF ST. LOUIS and The FEDERAL RESERVE BANK OF NEW YORK are hereby instructed to accept and file the attached documents and funds physically and electronically in the appropriate file and account by <u>**restricted, special deposit**</u>, for Participant ALEX WAYNE DUNCAN in The FEDERAL RESERVE BANK OF ST. LOUIS'S and The FEDERAL RESERVE BANK OF NEW YORK'S correct data systems , and transmit the correct funds for payment to BANCORPSOUTH BANK, ALEX WAYNE DUNCAN TRUST, Routing # 084201278, Account # 79798690.

Date: 03/28/2022   Seller Ref: H13374691

Drawer (Seller):   ALEX WAYNE DUNCAN

Address 1:   DEPOSITORY TRUST COMPANY 55 WATER STREET NEW YORK NY 10041

Address 2:   275 WEST HILLS DRIVE APT 2 HATTIESBURG MISSISSIPPI 39402

Contact Person: ALEX WAYNE DUNCAN   Phone Number: 6015969442

Drawee (Buyer):   ALEX WAYNE DUNCAN / FRB OF ST. LOUIS 081000045

Address 1:   ONE FEDERAL RESERVE BANK PLAZA ST. LOUIS MO 63102

Address 2:   275 WEST HILLS DRIVE APT 2 HATTIESBURG MISSISSIPPI 39401

Collecting Bank (Buyer's Bank):   BANCORPSOUTH BANK

Address: 713 BROADWAY DRIVE HATTIESBURG MS 39401

Documents for payment included:

Documents	Draft	Invoice	Packing List	Certificate of Origin	Insurance	B/L	Other
Originals	X	X	X	X	X	X	X

Covering Shipment of: PORTAL

Draft/Invoice #: 1041   Currency: USD   Amount (in Figures): 5000000

Amount (in words): FIVE MILLION   Tenor: AT SIGHT

Upon payment please credit our account as follows:

Account Name: ALEX WAYNE DUNCAN TRUST

Account Number: 79798690

Bank Name: BANCORPSOUTH BANK

Bank Address: 713 BROADWAY DRIVE HATTIESBURG MS 39401

Bank Routing Number: 084201278

* All Rights Reserved.

* Void Where Prohibited By Law. Encouraged Where Endorsed By Public Policy. See attached Color of Law Warning Pursuant to 18 U.S.C. § 242.



USPS REGISTERED MAIL TRACKING #: RB623177237US, USPS RETURN RECEIPT #: 9590 9402 6407 0303 3998 93


ALEX WAYNE DUNCAN
CORPORATE
SEAL
1982
MISSISSIPPI

International Documentary Collection
Documents Against Payment

Date: 03/28/2022 Seller Ref: H13374691

Seller/Drawer: ALEX WAYNE DUNCAN

Address 1: DEPOSITORY TRUST COMPANY
55 WATER STREET NEW YORK NY 10041

Address 2: 275 WEST HILLS DRIVE APT 2 HATTIESBURG MISSISSIPPI 39402

Contact Person: ALEX WAYNE DUNCAN Contact Number: 6015969442

WE ENCLOSE THE FOLLOWING FOR COLLECTION

Buyer/Drawee/Drawn on:
Name: ALEX WAYNE DUNCAN / FRB OF ST. LOUIS 081000045
Address 1: ONE FEDERAL RESERVE BANK PLAZA
ST. LOUIS MO 63102
Address 2: 275 WEST HILLS DRIVE APT 2
HATTIESBURG MISSISSIPPI 39402

Collecting Bank:
Name: BANCORPSOUTH BANK
Account Name: ALEX WAYNE DUNCAN TRUST
Routing Number: 084201278
Account Number: 79798690
Address: 713 BROADWAY DRIVE
HATTIESBURG MS 39401

Draft/Invoice #: 1041	**Draft Amount:** USD 5000000	**Tenor:** AT SIGHT

Deliver Documents Against Payment

Documents	Draft	Invoice	Packing List	Certificate of Origin	Insurance	B/L	Other
Originals	X	X	X	X	X	X	X

Covering Shipment of: PORTAL

✓ Drawee Bank charges are to be paid by Drawee(s)
✓ Your charges are to be paid by ✓ Drawer ✓ Drawee(s)
✓ Debit our account See Line 10 below for your charges
☐ Waive charges if refused by the Drawee(s) & charge us
☐ Do not waive charges
✓ Advise Non-Acceptance and/or Non-payment by SWIFT
✓ Advise Payment and/or Acceptance by SWIFT
✓ Protest for Non-Payment
☐ Do not Protest
✓ Line 10: BANCORPSOUTH BANK
ALEX WAYNE DUNCAN TRUST
ROUTING # 084201278 ACCOUNT # 79798690

Upon payment please credit our account as follows:

Account Name: ALEX WAYNE DUNCAN TRUST
Account Number: 79798690
Bank Name: BANCORPSOUTH BANK
Bank Address: 713 BROADWAY DRIVE
HATTIESBURG MISSISSIPPI 39401
Bank Routing Number: 084201278

Special Instructions: **Redeem in lawful money. Void Where Prohibited By Law. Encouraged Where Endorsed By Public Policy. EFT Permitted.**

By: :alex-wayne:duncan	ALEX WAYNE DUNCAN Authorized Signatory/Principal 03/28/2022
Drawer/Customer's Authorized Signature	**Name and Title** **Date**

ALEX WAYNE DUNCAN

International Bill of Exchange

UNCITRAL Convention Resolution No. A/RES/43/165/ Issued Dec 9, 1988. Drawn in particular to Articles 1-7, 11, 12, 13, 46(3), 47(1) and 53. Date: 03/28/2022 No: 1041

Place of drawing 275 WEST HILLS DRIVE APT 2 HATTIESBURG MISSISSIPPI 39402
Pay to the order of **ALEX WAYNE DUNCAN**
Amount FIVE MILLION USD 5000000
Value received and charge to account of ALEX WAYNE DUNCAN / FRB OF ST. LOUIS 081000045

To: FEDERAL RESERVE BANK OF ST. LOUIS 081000045
Address: ONE FEDERAL RESERVE BANK PLAZA ST. LOUIS MO 63102

International Bill of Exchange

UNCITRAL Convention Resolution No. A/RES/43/165/ Issued Dec 9, 1988. Drawn in particular to Articles 1-7, 11, 12, 13, 46(3), 47(1) and 53.


1
USA
DOLLAR
:alex-wayne:duncan

Drawer ALEX WAYNE DUNCAN

By: :alex-wayne:duncan

Authorized Signatory / Without Prejudice/ Without Recourse
Redeem in Lawful Money. EFT Permitted. All Rights Reserved.
For Restricted, Special Deposit
Good as Aval

*** Void Where Prohibited By Law. Encouraged Where Endorsed By Public Policy. See attached Color of Law Warning Pursuant to 18 U.S.C. § 242.**

To: FRB OF ST. LOUIS: USPS Certified Mail Tracking #: 7020 2450 0001 9059 5537, USPS Return Receipt #: 9590 9402 6613 1028 3108 34.
To: FRB OF NY: USPS Certified Mail Tracking #: 7020 2450 0001 9059 5490, USPS Return Receipt #: 9590 9402 6613 1028 3107 66.

(6.18.04)

Resolutions Authorizing an Institution to Open and Maintain Accounts and Use Services

As evidenced by my signature below, I certify that the following are correct and complete copies of the resolutions duly adopted on 02/23/2022 (date) by the board of directors of ______________________

ALEX WAYNE DUNCAN (official name of banking institution) ("Institution"), a banking corporation

duly established and operating under the laws of State of Mississippi, United States of America, with its head office located at 275 WEST HILLS DRIVE, APARTMENT 2, HATTTIESBURG, MISSISSIPPI 39402, in accordance with applicable law and the Institution's chartering documents. I also certify that such resolutions have not been modified, remain in effect, and are not in conflict with any provisions of the Institution's certificate of incorporation, by-laws, or chartering and/or licensing statutes or requirements:

1. RESOLVED, that the Institution is authorized to open and/or maintain a Master Account at the Federal Reserve Bank of the District in which the Institution is located, to agree to all of the provisions of the Federal Reserve Banks' Operating Circular No.1, Account Relationships, to obtain services from and incur obligations to any Federal Reserve Bank, and to agree to all of the provisions of the Federal Reserve Banks' operating circulars covering such services.

2. RESOLVED, that the President, the Chief Financial Officer, Cashier, and ______________________

   MASTER ACCOUNT HOLDER
   (exact titles of officials, or if Institution chooses to authorize specific individuals, insert names and titles of such individuals)

   of the Institution, and each of their successors in office, are each hereby authorized and directed to transmit to the Federal Reserve Banks a list of the names, titles and signatures of persons to be recognized as authorized to apply for a Master Account in the Institution's name, execute agreements relating to such account or any Federal Reserve Bank services, issue instructions on the Institution's behalf to any Federal Reserve Bank, and transact business on the Institution's behalf.

3. RESOLVED, that the officials designated in the foregoing resolutions are each hereby authorized to do any and all acts that may be necessary or incidental to any transaction authorized by the relevant resolution, or that may be designed to carry out the purpose of such resolution; and that such resolution and all the powers hereby granted shall continue in full force until written notice of revocation has been received by the Federal Reserve Bank of the District in which the Institution is located and such Federal Reserve Bank has had reasonable time to act on such notice.

4. RESOLVED, that all prior resolutions regarding accounts with Federal Reserve Banks and/or the use of Federal Reserve Bank services (other than resolutions authorizing the Institution to borrow from and pledge collateral to a Federal Reserve Bank and resolutions relating to daylight overdraft capacity and net debit caps) are hereby revoked.

ALEX WAYNE DUNCAN CORPORATE SEAL 1982 MISSISSIPPI

:alex-wayne:duncan
(Signature of certifying official)©

Duncan, Alex Wayne, Authorized Signatory
(Name and Title)

02/23/2022
(Date)

© The certifying official must be the Secretary or Assistant Secretary of the Institution or another officer of similar or higher rank. The official also must have the authority to certify the statements in this document and may not be a person authorized in Paragraph 2.



Federal Reserve Bank
Official Authorization List

FEDERAL RESERVE FINANCIAL SERVICES

FRBservices.org

To: FRB OF ST. LOUIS: USPS Certified Mail Tracking #: 7020 2450 0001 9059 5537,
USPS Return Receipt #: 9590 9402 6613 1028 3108 34.
To: FRB OF NY: USPS Certified Mail Tracking #: 7020 2450 0001 9059 5490,
USPS Return Receipt #: 9590 9402 6613 1028 3107 66.

This supersedes our previous Official Authorization List? * *(If neither is selected, previous list will also remain in effect)*	☑ Yes	☐ No
Financial Institution Name* ALEX WAYNE DUNCAN	Routing (ABA) Number* 013374691	
Effective Date* 02 23 2022	Street Address* 275 WEST HILLS DRIVE	
Telephone* 601 596 9442	Street Address APARTMENT 2	
City* HATTIESBURG	State* Mississippi	Zip Code* 39402

Authorizing Officer* (Must be identified by name or title in Paragraph 2 of your Institution's authorizing Resolutions):

Signature*	:alex-wayne:duncan		Title* MASTER ACCOUNT HOLDER	
Name *	First* ALEX	Middle Initial W	Last* DUNCAN	Suffix
Phone* 601 596 9442	Extension		Email Address* TNPRODIGY@GMAIL.COM	

Notary Public Authentication of Authorizing Officer*

State of Mississippi)
County of Lamar)
Subscribed and sworn to before me on Feb 23, 2022

By Alex Wayne Duncan.
(Authorizing Officer's Printed Name)

[signature]
Notary Public Signature

(Notary Seal w/expiration date)

STATE OF MISSISSIPPI PAULA A HOLCOMB NOTARY PUBLIC ID No. 111426 My Comm. Expires Feb. 11, 2023 LAMAR COUNTY

Certifying Official (The section must be completed **if** Paragraph 2 of your Institution's authorizing Resolutions identifies Authorized Officers by title only. The Certifying Official must be the Secretary or Assistant Secretary of the institution or another officer of similar or higher rank. The official must also have the authority to certify the statements in this document.)

I, ______________________________,
(Certifying Official's Printed Name and Title)
of the above Institution, do hereby certify that

______________________________ is a
(Authorizing Officer's Printed Name)

______________________________ of such Institution.
(Title of Authorizing Officer)

:alex-wayne:duncan
Certifying Offic[ial]

ALEX WAYNE DUNCAN CORPORATE SEAL 1982 MISSISSIPPI

Notary Public Authentication of Certifying Official

State of Mississippi)
County of Lamar)
Subscribed and sworn to before me on Feb 23, 2022

By Alex Wayne Duncan.
(Certifying Official's Printed Name)

[signature]
Notary Public Signature

(Notary Seal w/expiration date)

STATE OF MISSISSIPPI PAULA A HOLCOMB NOTARY PUBLIC ID No. 111426 My Comm. Expires Feb. 11, 2023 LAMAR COUNTY

Last Updated: 08/12

Federal Reserve Bank
Official Authorization List

To the Federal Reserve Banks: Below are the names, titles, and signatures of the individuals authorized to transact business and issue instructions (except for Discount Window, Operating Circular 10, transactions) on behalf of the Institution identified on page one of this document.

Name:	First ALEX	Middle Initial W	Last DUNCAN	Suffix
Phone: 601 596 9442			Extension:	
Title: MASTER ACCOUNT HOLDER			Email: TNPRODIGY@GMAIL.COM	
Signature: :alex-wayne:duncan			Limitations to Authority: (leave blank if none)	

Name:	First	Middle Initial	Last	Suffix
Phone:			Extension:	
Title:			Email:	
Signature:			Limitations to Authority: (leave blank if none)	

Name:	First	Middle Initial	Last	Suffix
Phone:			Extension:	
Title:			Email:	
Signature:			Limitations to Authority: (leave blank if none)	

The Authorizing Officer on Page 1 of this document is required to sign each page of the Official Authorization List.

Authorizing Officer* (Must be identified by name or title in Paragraph 2 of your Institution's authorizing Resolutions):

Signature*	:alex-wayne:duncan		Title* MASTER ACCOUNT HOLDER
Name*	First* ALEX	Middle Initial W	Last* DUNCAN

ALEX WAYNE DUNCAN
CORPORATE
SEAL
1982
MISSISSIPPI

*** All Rights Reserved.**
*** Void Where Prohibited By Law.**
*** Encouraged Where Endorsed By Public Policy.**
*** See attached Color of Law Warning Pursuant to 18 U.S.C. § 242**

You may add additional signers by completing this page multiple times and submitting it with your request. Please indicate the total number of pages, Including the first/notary page, appropriately at the top right hand corner of this document.

Last Updated: 08/2012

To: FRB OF ST. LOUIS: USPS Certified Mail Tracking #: 7020 2450 0001 9059 5537, USPS Return Receipt #: 9590 9402 6613 1028 3108 34.
To: FRB OF NY: USPS Certified Mail Tracking #: 7020 2450 0001 9059 5490, USPS Return Receipt #: 9590 9402 6613 1028 3107 66.

SIGNATURE CARD

:alex-wayne:duncan

ALEX WAYNE DUNCAN





L **R**



DEED
Bk:1389 Page:514-515
RCD: 03/07/2022 @12:35:43:PM
FORREST COUNTY, MS
LANCE C. REID CHANCERY CLERK

Page 1 of 2

ALEX WAYNE DUNCAN
275 WEST HILLS DRIVE APARTMENT 2
HATTIESBURG, MISSISSIPPI 39402
(601) 596-9442

IRREVOCABLE POWER OF ATTORNEY

ALEX WAYNE DUNCAN ("Institution"), an incorporated depository institution having its principal office at 275 West Hills Drive, Apartment 2, in the City of Hattiesburg, County of Lamar, State of Mississippi, pursuant to and in accordance with the Power of Appointment Act of 1951, hereby irrevocably appoints the FEDERAL RESERVE BANK OF ST. LOUIS, the FEDERAL RESERVE BANK OF NEW YORK, and/or the FEDERAL RESERVE BANK OF ST. LOUIS'S and the FEDERAL RESERVE BANK OF NEW YORK'S designated standing proxy(ies) ("Banks") as with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of Institution, to endorse, assign, transfer, and deliver collateral for obligations as defined under the provisions of Operating Circular No. 10 and/or security for deposits of moneys under the applicable Department of Treasury regulations to any party, and to take any action deemed necessary or advisable by the Banks to either protect the Banks' interests or exercise its rights under Operating Circular No. 10 or applicable Department of Treasury regulations, including taking any action to perfect or maintain the Banks' security interest (including but not limited to recording an assignment of a mortgage or filing a financing statement). This power of attorney is coupled with an interest and as such is irrevocable and full power of substitution is granted to the assignee or holder.

Banks have all rights, powers, and authority to create, sign, perfect, and file any and all additional documents, instruments, agreements and financing statements necessary or desirable as determined by the Banks on behalf of Institution to secure and maintain good standing and compliance with the Banks pursuant to and in accordance with the Banks' applicable Operation Circulars, Rules, By-Laws, and Procedures.

Institution hereby ratifies any and all action as authorized herein previously taken by its abovenamed attorney in fact. The rights, powers and authority of the attorney in fact to exercise, perform and cause to be done any and all act whatsoever requisite and necessary by virtue of authority hereof shall remain in full force and effect and are binding upon Institution, its legal representatives, successors and assigns until all obligations of Institution to Bank have been fully satisfied and discharged.

IN WITNESS WHEREOF, Institution has caused its corporate seal to be hereunto affixed and has executed this power of attorney as of the 7th day of March, 2022.



By: _:alex-wayne:duncan_
Duly Authorized

Master Account Holder-/Authorized Signatory
Title



*** CERTIFIED COPY PAGE ***

FORREST COUNTY, MS
I LANCE C. REID, CHANCERY CLERK OF THE ABOVE NAMED COUNTY, AND STATE, DO CERTIFY THAT THE FOREGO IS A TRUE AND CORRECT COPY OF THE ORIGINAL AS APPEARS IN: DEED - 1389 AT PAGE - 514 IN SAID COURT.
WITNESS MY HAND AND SEAL THIS Tuesday, March 8, 2022.

LANCE C. REID, CHANCERY CLERK



JURAT

State of Mississippi
County of Forrest

On March 7, 2022, before me, Alex Wayne Duncan, Master Account Holder and Authorized Signatory personally appeared and proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity and that by his signature on the instruments the person, or the entity on behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Lance C. Reid Chancery Clerk
Signature

By: Diane L. Zachary DC
Title

My Commission Expires January 2, 2024

My Commission Expires

(seal) CHANCERY COURT FORREST COUNTY, MS

I, Alex Wayne Duncan, affirm under the penalty of perjury under the laws of the United States of America, that the forgoing is true and correct to the best of my knowledge and understanding.

:alex-wayne:duncan
Signature

03/07/2022
Date

FORREST COUNTY, MS LANCE C. REID
I CERTIFY THIS INSTRUMENT WAS FILED ON 3/7/2022 12:35:43 PM AND RECORDED IN DEED BOOK:1389 PAGE:514



DEED
Bk:1389 Page:512-513
RCD: 03/07/2022 @12:35:05:PM
FORREST COUNTY, MS
LANCE C. REID CHANCERY CLERK

Page 1 of 2

ALEX WAYNE DUNCAN
275 WEST HILLS DRIVE APARTMENT 2
HATTIESBURG, MISSISSIPPI 39402
(601) 596-9442

IRREVOCABLE POWER OF ATTORNEY

ALEX WAYNE DUNCAN ("Institution"), an incorporated depository institution having its principal office at 275 West Hills Drive, Apartment 2, in the City of Hattiesburg, County of Lamar, State of Mississippi, pursuant to and in accordance with the Power of Appointment Act of 1951, hereby irrevocably appoints the DEPOSITORY TRUST COMPANY and/or the DEPOSITORY TRUST COMPANY'S designated standing proxy(ies) as its true and lawful attorney with full Power of Attorney to do all or any of the following acts with respect to the American Depository Shares representing shares of ALEX WAYNE DUNCAN'S securities that the DEPOSITORY TRUST COMPANY holds in its safe custody on behalf of ALEX WAYNE DUNCAN as a Participant in the DEPOSITORY TRUST COMPANY.

1. To sign and file required forms with competent tax authorities in order to secure any tax privileges and benefits such as tax reduction or tax-exemption at source.

2. To create, sign, perfect, and file any and all additional documents, instruments, agreements and financing statements necessary or desirable as determined by the DEPOSITORY TRUST COMPANY on behalf of Participant ALEX WAYNE DUNCAN to secure and maintain good standing and Participant compliance with the DEPOSITORY TRUST COMPANY pursuant to and in accordance with the DEPOSITORY TRUST COMPANY'S Rules, By-Laws and Procedures.

3. To receive on behalf of Participant ALEX WAYNE DUNCAN, and to execute and deliver, in the name and on behalf of Participant ALEX WAYNE DUNCAN, any and all additional documents, instruments, agreements and financing statements necessary or desirable as determined by the DEPOSITORY TRUST COMPANY, in its sole discretion, and to create and perfect the Pledge, Donation, and Pledge of the Preferred Stock Security Interest, and credit of the full amount of to the Settlement Account of Participant ALEX WAYNE DUNCAN.

4. To sell some or all of Participant ALEX WAYNE DUNCAN'S shares of Preferred Stock, together with all distributions thereon, proceeds thereof and replacements or substitutions therefor, to be made by appropriate entries on the books of the DEPOSITORY TRUST COMPANY, without any further action or consent required on the part of the Participant ALEX WAYNE DUNCAN, whose shares of Preferred Stock are sold, and the Settlement Account of Participant ALEX WAYNE DUNCAN shall be credited with the full amount of such proceeds.

5. To perform any other act as may be necessary to execute the acts mentioned herein.

The Undersigned also authorizes the DEPOSITORY TRUST COMPANY and/or the DEPOSITORY TRUST COMPANY'S designated standing proxy(ies) to submit this power of attorney or a photocopy of it to competent tax authorities and any other competent requested inquirer that the DEPOSITORY TRUST COMPANY deems necessary.



*** CERTIFIED COPY PAGE ***
FORREST COUNTY, MS
I LANCE C. REID, CHANCERY CLERK OF THE ABOVE NAMED
COUNTY, AND STATE, DO CERTIFY THAT THE FOREGO IS A TRUE AND
CORRECT COPY OF THE ORIGINAL AS APPEARS IN:
DEED - 1389 AT PAGE - 512 IN SAID COURT.
WITNESS MY HAND AND SEAL THIS Tuesday, March 8, 2022.

LANCE C. REID, CHANCERY CLERK



IN WITNESS WHEREOF, Institution has caused its corporate seal to be hereunto affixed and has executed this power of attorney as of the 7th day of March, 2022.

By: :alex-wayne:duncan — 03/07/2022
Signature of Certifying Officer — Date

JURAT

State of Mississippi
County of Forrest

On March 7, 2022, before me, Alex Wayne Duncan, personally appeared and proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity and that by his signature on the instruments the person, or the entity on behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Lance C. Reid, Chancery Clerk
Signature

By: Diane L. Zachary DC
Title

My Commission Expires January 2, 2024

My Commission Expires

I, Duncan, Alex-Wayne, the living, breathing, human being, one of the people and free in habitant, affirm under the penalty of perjury under the laws of the United States of America, that the forgoing is true and correct to the best of my knowledge and understanding.

:alex-wayne:duncan — 03/07/2022
Signature — Date

FORREST COUNTY, MS LANCE C. REID
I CERTIFY THIS INSTRUMENT WAS FILED ON 3/7/2022 12:35:05 PM AND RECORDED IN DEED BOOK:1389 PAGE:512

NOTARY PRESENTMENT CERTIFICATE OF SERVICE
AND AFFIDAVIT OF TRUTH

State of Mississippi
County of Forrest

On this **30th** day of **March, 2022**, duncan, alex-wayne, the living, breathing, human being, one of the people and free inhabitant, appeared before me and proved to be satisfactory of understanding. I sealed a package for him to be mailed to **The DEPOSITORY TRUST COMPANY**, ATTN: INTERFACE / UNDERWRITING DEPT., 55 WATER STREET; 1SL - (UNDERWRITING SECURITIES), NEW YORK, NEW YORK 10041-0099, by **USPS Registered Mail Tracking #: RB623177237US**, and **USPS Return Receipt #: 9590 9402 6407 0303 3998 93**, that contained the following:

1. A Cover Sheet With Instructions specifically saying "Accept and file the above mentioned documents both physically and electronically, follow the specific transmittal instructions given on the documents, and update the appropriate DEPOSITORY TRUST COMPANY'S data and data systems to reflect Participant ALEX WAYNE DUNCAN'S twenty million (20,000,000.00) Pledge Collateral received and deposited by **restricted, special deposit**, and create, sign, perfect, and file any additional documents, instruments, agreements, and financing statements necessary or desirable on behalf of Participant ALEX WAYNE DUNCAN to activate, secure, and maintain full compliance with The DEPOSITORY TRUST COMPANY'S applicable Rules, By-Laws, and Procedures, and transmit the appropriate funds to the designated account for ALEX WAYNE DUNCAN immediately upon receiving, or within one (1) day of receiving this package at the most. **You are to contact me in writing within three (3) days of receiving this package, including weekends, if there is any reason or reasons that is preventing you from transferring the funds, and why Participant ALEX WAYNE DUNCAN is not a Participant with the DTC, then everything above mentioned and enclosed in this package stands as Law. Thank you for your business, service, and your extreme contributions for the People of the United States of America**,"

2. **GSA bond forms SF24, SF25, SF25A, SF1414, SF1415, SF1416, SF1418, SF273, SF274, and SF275, all in the amount of twenty million (20,000,000.00), and also an Original, Certified State of Mississippi Birth Certificate # 1238541359 with a Copy of The State of Mississippi Authentication, and a Copy of The United States of America authentication attached, SF28 with instructions attached, and the Original Social Security Card # 571777240/ H13374691, to be deposited by restricted, special deposit** in the appropriate account of Participant ALEX WAYNE DUNCAN,

3. A Certified Copy of the Irrevocable Power of Attorney appointment to The DEPOSITORY TRUST COMPANY, filed in Book #: 1389 Page #: 512-513 on March 7, 2022 in the Forrest County Chancery Court Records, Forrest County, Mississippi, that is being registered with the SEC Forms F-6EF and F10-12G,

4. A Certified Copy of the Irrevocable Power of Attorney appointment to the FEDERAL RESERVE BANK OF ST. LOUIS and the FEDERAL RESERVE BANK OF NEW YORK, filed in Book #: 1389 Page #: 514-515 on March 7, 2022 in the Forrest County Chancery Court Records, Forrest County, Mississippi, that is being registered with the SEC Forms F-6EF and F10-12G,

5. A Copy of the font and back of driver's license,

6. An Eligibility Questionnaire for Acceptance and CUSIP Information Sheet attached,

7. An International Documentary Collection Instructions Document Against Acceptance and International Documentary Collection Documents Against Acceptance and **restricted, special deposit instructions**,

8. An Eligibility Questionnaire for Payment and CUSIP Information Sheet, that is being registered with the SEC Forms F-6EF and F10-12G,

9. An International Documentary Collection Instructions Documents Against Payment and International Documentary Collection Documents Against Payment, and **restricted, special deposit instructions**, that is being registered with the SEC on Forms F-6EF and F10-12G,

10. A Resolution Authorizing an Institution to Open and Maintain Accounts and Services with the FEDERAL RESERVE BANK, that is being registered with the SEC Forms F-6EF and F10-12G,

11. A FEDERAL RESERVE BANK Authorization List, that is being registered with the SEC Forms F-6EF and F10-12G,

12. A Signature Card, and an additional Certificate and Official Signature Signature Card For Fed Checks (Appendix 4), that are being registered with the SEC Forms F-6EF and F10-12G,

13. A DEPOSITORY TRUST COMPANY Operational Arrangements Agent Letter,

14. A Form COL Violation Warning Denial of Rights Under Color of Law for any and all persons past, present, and future for deprivation of rights, life, liberty, and property guaranteed and protected by The Constitution of the United States of America and the laws of the United States, under color of law, pursuant to 18 U.S.C. § 242, which serves as public, legal notice and warning to any and all persons, public and private, that is being registered with the SEC Forms F-6EF and F10-12G,

15. Five (5) Notary Presentment Certificate of Service and Affidavit of Truth from the Forrest County Chancery Court's Office, Forrest County, MS, that was mailed by USPS Certified Mail with USPS Return Receipts to, The FEDERAL RESERVE BANK OF ST. LOUIS, The FEDERAL RESERVE BANK OF NEW YORK, The FEDERAL RESERVE BANK OF ATLANTA, The FEDERAL RESERVE BANK OF KANSAS CITY, and The FEDERAL RESERVE BANK OF MINNEAPOLIS,

16. Five (5) copies of the USPS Return Receipts that was officially stamped by The FEDERAL RESERVE BANK OF ST. LOUIS, The FEDERAL RESERVE BANK OF ATLANTA, The FEDERAL RESERVE BANK OF KANSAS CITY, The FEDERAL RESERVE BANK OF MINNEAPOLIS, and one was not stamped by The FEDERAL RESERVE BANK OF NEW YORK, but a copy of the USPS Delivery Confirmation is attached, and

17. A Notary Presentment Certificate of Service and Affidavit of Truth for this mailed package to the DTC.

My address is the Forrest County Circuit Clerk's Office, 630 Main Street, Hattiesburg, Mississippi, 39401.
I am not a party to this transaction.

Gwen Willy by CPierc D.C.
Signature

Deputy Clerk
Title

_1. 6. 24_
My Commission Expires

(seal) CIRCUIT CLERK — FORREST COUNTY, MISS.

AFFIDAVIT OF TRUTH

I, duncan, alex-wayne, the living, breathing, human being, one of the people and a free inhabitant, affirm under the penalty of perjury under the laws of the United States of America, that the forgoing is true and correct to the best of my knowledge and understanding.

:alex-wayne:duncan   _03/30/2022_
Signature   Date

SENDER: COMPLETE THIS SECTION

- ■ Complete items 1, 2, and 3.
- ■ Print your name and address on the reverse so that we can return the card to you.
- ■ Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

THE DEPOSITORY TRUST COMPANY
ATTN: Interface / Underwriting Dept
55 WATER STREET; 1 SL -
(underwriting Securities)
NEW YORK, NY 10041-0099

```
9590 9402 6407 0303 3998 93
```

2. Article Number *(Transfer from service label)*

RB 623 177 237 US

PS Form **3811**, July 2020 PSN 7530-02-000-9053

COMPLETE THIS SECTION ON DELIVERY

A. Signature

X _Reginald R_   4/8/2022
- ☐ Agent
- ☐ Addressee

B. Received by *(Printed Name)*   **C. Date of Delivery**

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
- ☐ Adult Signature
- ☐ Adult Signature Restricted Delivery
- ☐ Certified Mail®
- ☐ Certified Mail Restricted Delivery
- ☐ Collect on Delivery
- ☐ Collect on Delivery Restricted Delivery
- ☐ Insured Mail
- ☐ Insured Mail Restricted Delivery (over $500)
- ☐ Priority Mail Express®
- ☐ Registered Mail™
- ☐ Registered Mail Restricted Delivery
- ☐ Signature Confirmation™
- ☐ Signature Confirmation Restricted Delivery

Domestic Return Receipt

United States of America



DEPARTMENT OF STATE

To all to whom these presents shall come, Greetings:

I Certify That the document hereunto annexed is under the Seal of the Secretary of State of the State(s) of Mississippi, and that such Seal(s) is/are entitled to full faith and credit.*

*For the contents of the annexed document, the Department assumes no responsibility
This certificate is not valid if it is removed or altered in any way whatsoever

In testimony whereof, I, Antony J. Blinken, Secretary of State , have hereunto caused the seal of the Department of State to be affixed and my name subscribed by the Assistant Authentication Officer, of the said Department, at the city of Washington, in the District of Columbia, this eleventh day of March, 2022.

Issued pursuant to CHXIV, State of Sept. 15, 1789, 1 Stat. 68-69; 22 USC 2657; 22USC 2651a; 5 USC 301; 28 USC 1733 et. seq.; 8 USC 1443(f); RULE 44 Federal Rules of Civil Procedure.

_____
Antony Blinken
Secretary of State

By _____
Erica D. Mills
Assistant Authentication Officer,
Department of State

USPS REGISTERED MAIL TRACKING #: RB623177237US, USPS RETURN RECEIPT #: 9590 9402 6407 0303 3998 93

Form **COL**

Violation Warning
Denial of Rights Under Color of Law

▶ **Violation Warning—18 U.S.C. §242; 18 U.S.C. §245; 42 U.S.C. §1983**

Name and address of Citizen	Name and address of Notice Recipient
ALEX WAYNE DUNCAN 275 WEST HILLS DRIVE APARTMENT 2 HATTIESBURG, MISSISSIPPI 39402	This Warning serves as Public, Legal Notice to any and all persons, past, present, and future, public and private.

Citizen's statement: Public, Legal Notice: I do not consent to waiving any of my rights, remedies, or defenses, statutory or procedural, guaranteed and protected by the Declaration of Independence, the Articles of Confederation, the Constitution of the United States of America, and the Constitution of the State of Mississippi.

I certify that the forgoing information stated here is true and correct.
Citizen's signature

▶ By: :alex-wayne:duncan | **Date** ▶ 03/28/2022

Legal Notice and Warning

Federal law provides that it is a crime to violate the Rights of a citizen under the color-of-law. You can be arrested for this crime and you can also be held personally liable for civil damages.

Attempting to cause a person to do something by telling that person that such action is required by law, when it is not required by law, may be a felony.

18 USC §242 provides that whoever, under color of any law, statute, ordinance, regulation, or custom, willfully subjects any person in any State, Territory, Commonwealth, Possession, or District to the deprivation of any rights, privileges, or immunities secured or protected by the Constitution or laws of the United States ... shall be fined under this title or imprisoned not more than one year, or both.
18 USC §245 provided that Whoever, whether or not acting under color of law, intimidates or interferes with any person from participating in or enjoying any benefit, service, privilege, program, facility, or activity provided or administered by the United States; [or] applying for or enjoying employment, or any perquisite thereof, by any agency of the United States; shall be fined under this title, or imprisoned not more than one year, or both.
42 USC §1983 provides that every person who, under color of any statute, ordinance, regulation, custom, or usage, of any State or Territory or the District of Columbia, subjects, or causes to be subjected, any citizen of the United States or other person within the jurisdiction thereof to the deprivation of any rights, privileges, or immunities secured by the Constitution and laws, shall be liable to the party injured in an action at law, suit in equity, or other proper proceeding for redress.

Warning, you may be in violation of Federal Law and persisting with your demand may lead to your arrest and/or civil damages! Also understand that the law provides that you can be held personally responsible and liable, as well as your company or agency.

You are advised to cease and desist with your demand and to seek *personal* legal counsel if you do not understand the law.

Notice of Service:

I, ____________________________ certify that I personally delivered this notice to above named recipient and address on ______________________ at ________.

Public Domain—Privacy Form COL(01)

ALEX WAYNE DUNCAN CORPORATE SEAL 1982 MISSISSIPPI